Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Acesita S.A.

Interim Financial Statements for the Quarter and Nine Months Ended September 30, 2003 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Paraíba, 1.122 - 20º e 21º
30130-141 - Belo Horizonte - MG
Brasil

Telefone : (31) 3269-7400
Fac-símile: (31) 3269-7470
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Acesita S.A.
Belo Horizonte - MG

1. We have performed a special review of the accompanying interim financial statements of Acesita S.A. (the "Company"), consisting of the balance sheet as of September 30, 2003, the statement of operations for the quarter and nine-month period then ended, management's report on performance and significant information, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices. This information is the responsibility of the Company's management. The quarterly financial information of Cia. Siderúrgica de Tubarão - CST, as of and for the quarter and nine-month period ended September 30, 2003 was reviewed by other independent accountants, and our report, insofar as it relates to the amounts of this investment and the related equity pick-up, is based solely on the report of those independent accountants.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company's accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and results of operations of the Company.

3. Based on our special review, and on the special review report issued by the independent accountants of Cia. Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly financial information.

4. Previously, we had reviewed the balance sheet as of June 30, 2003 and the statement of operations for the quarter and nine-month period ended September 30, 2002, and issued unqualified review reports thereon, dated August 6, 2003 and October 31, 2002, respectively, including the same reference to the review performed by the other independent accountants, as mentioned in paragraph 1 above.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, November 3, 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Paulo R. Marques Garrucho
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2003
(In thousands of Brazilian reais - R$)
(Unaudited)

ASSETS	09/30/03	06/30/03
CURRENT ASSETS		
Cash and cash equivalents	130,065	54,956
Accounts receivable	155,055	153,151
Inventories	369,253	335,311
Recoverable taxes	27,472	18,017
Other	26,227	28,058
	708,072	589,493
NONCURRENT ASSETS:		
Investments held for sale	177,284	188,274
Receivables from affiliated companies	204,724	219,957
Deferred and recoverable taxes	285,015	286,660
Escrow deposits	122,122	116,891
Other	76,104	72,141
	865,249	883,923
PERMANENT ASSETS:		
Investments	134,103	136,160
Property, plant and equipment	1,777,698	1,805,658
	1,911,801	1,941,818
TOTAL ASSETS	3,485,122	3,415,234

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/03	06/30/03
CURRENT LIABILITIES:		
Loans	860,680	995,298
Debentures	7,208	5,637
Suppliers	276,670	211,183
Payroll and related charges	32,233	29,424
Accrued taxes	8,420	8,283
Payables to affiliated companies	38,756	39,023
Other	74,211	75,575
	1,298,178	1,364,423
LONG-TERM LIABILITIES:		
Loans	797,728	674,122
Debentures	32,830	32,830
Accrued taxes	232,577	236,248
Income and other taxes in litigation	95,306	93,144
Reserve for contingencies	34,655	31,245
Other	46,336	44,111
	1,239,432	1,111,700
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	492,379	501,355
Accumulated deficit	(446,799)	(464,176)
	947,512	939,111
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,485,122	3,415,234

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)
(Unaudited)

	Quarter		Nine months	
	2003	2002	2003	2002
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic and export	631,044	564,066	1,879,316	1,358,131
Taxes, deductions and discounts	(74,707)	(65,103)	(245,173)	(190,442)
Net sales	556,337	498,963	1,634,143	1,167,689
COST OF SALES AND SERVICES	(422,236)	(328,947)	(1,199,225)	(864,432)
Gross profit	134,101	170,016	434,918	303,257
OPERATING (EXPENSES) INCOME:				
Selling	(30,271)	(24,199)	(86,231)	(55,273)
General and administrative	(21,800)	(18,253)	(66,527)	(52,799)
Other, net	(4,699)	(582)	(9,663)	4,190
Income before financial items and equity in subsidiaries and affiliates	77,331	126,982	272,497	199,375
FINANCIAL ITEMS:				
Financial expenses	(62,757)	(113,229)	(268,057)	(248,476)
Financial income	12,781	7	35,118	21,374
Monetary variations, net	(26,422)	(226,506)	12,093	(369,993)
EQUITY IN SUBSIDIARIES AND AFFILIATES	11,065	(33,979)	111,757	(74,873)
Income (loss) from operations	11,998	(239,332)	163,408	(472,593)
NONOPERATING EXPENSE, NET	(3,597)	(15,616)	(53,717)	(20,936)
Income (loss) before taxes on income	8,401	(254,948)	109,691	(493,529)
INCOME AND SOCIAL CONTRIBUTION TAXES	-	(201)	-	(201)
Net income (loss)	8,401	(255,149)	109,691	(493,730)
Outstanding shares at end of period - thousands	#########	#########	#########	#########
Earnings (loss) per thousand shares (R$)	0.00001	(0.00034)	0.00015	(0.00066)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of specialty steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of September 30, 2003, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% directly owned) - steel distribution and processing for third parties and subsequent sale to end consumers, under the name "Amorim Comercial", as well as equity interests in other companies, as follows:

  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal.

  - Inox Tubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys.

  - Acesita Argentina S.A. - (30.00% owned - 30.00% of voting capital) - trade office in Argentina.

  - A. P. Participações S.A. - (100.00% owned) - investment company.

- Aços Planos do Sul S.A. (50.10% directly owned) - equity interest in:

  - Companhia Siderúrgica de Tubarão - CST - (11.43% owned - 29.64% of voting capital) - production and sale of non-flat steel and iron and other related products.

- Acesita International Ltd. - (100.00% directly owned) - foreign trade office.

- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - Services related to tubing, cutting and finishing of steel products.

- Aços Villares S.A. - (4.41% directly owned - 4.41% of voting capital) - production and sale of non-flat steel, iron and other related products; 100% ownership of Villares Metals S.A.

As previously mentioned, the Company has had a significant in balance between the maturities of its current and long-term liabilities, impacting the financial statements with current liabilities significantly in excess of current assets.

Accordingly, Company management has been taking measures aiming to reestablish financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities. It should be noted that, in relation to the prior quarter, the excess of current liabilities over current assets was reduced by R$184,824.

Therefore, in continuation of the process for the sale of its investment in Companhia Siderúrgica de Tubarão - CST, already widely publicized, on March 27, 2003, Company management entered into a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct investment in CST, as well as CST's shares held through Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Share Purchase and Sale Agreement fixed the sales price at US$22.66 per thousand CST shares of any type and class, totaling US$161,771,523, and defined April 24, 2003 as the date for the effective transfer of shares and financial liquidation of the operation.

The transaction was finalized on April 24, 2003, and Acesita received the amount of R$487,628 in payment for the 14.0% of CST's total capital (7.44% of voting capital). This sale generated nonoperating income of R$1,097, before taxes on the sale proceeds and other expenses related to the sale process, which totaled R$20,106, recorded under Nonoperating Expenses, net.

The shares linked to CST's Shareholders' Agreement, which continue to be held by Acesita S.A. through its jointly-controlled subsidiary Aços Planos do Sul S.A., representing 5.72% of total capital and 14.85% of voting capital, may be sold after the shareholders' agreement expires or through the possible waiver of preemptive rights by other signers of the agreement.

As defined by the Board of Directors, the amount received for the sale of shares was exclusively allocated to reduce the Company's debt, as a way of strengthening its capital structure.

The focus on the production of specialty steel, aligned with the conclusion of the first part of the financial restructuring and the ongoing final phase of the adjustments programmed by the Company, for the extension of the Company's debt, as well as the improved ratio between current assets/current liabilities in relation to the prior quarter, permit Acesita to have a optimistic view for the short and medium term.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and Brazilian Securities Commission - CVM instructions. The accounting principles, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2002.

3. DERIVATIVES (SWAPS)

Derivative financial transactions, represented by exchange rate swaps plus interest, in exchange for interbank deposit rates (CDI), are reflected in the financial statements at the respective unrealized gains or losses, on the accrual basis of accounting.

4. ACCOUNTS RECEIVABLE

	R$	
	09/30/03	06/30/03
Domestic customers	101,593	105,961
Foreign customers	261,986	207,037
Advances on export contracts	(197,952)	(150,523)
Allowance for doubtful accounts - domestic/foreign customers	(10,572)	(9,324)
Total	155,055	153,151

5. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred tax assets are as follows:

	R$			
	09/30/03			06/30/03
	Income tax	Social contribution tax	Total	Total
Tax loss carryforwards	1,336,754	1,403,370		
Temporary differences	440,724	402,416		
	1,777,478	1,805,786		
Tax rates	25%	9%		
Total deferred tax credits	444,370	162,521	606,891	600,356
Deferred tax credits not recognized	(273,757)	(108,289)	(382,046)	(371,841)
Deferred tax credits recognized as asset	170,613	54,232	224,845	228,515

The principal temporary differences refer substantially to unamortized goodwill of subsidiaries and accruals to be deducted for tax purposes when settled. Deferred tax credits not recognized refer basically to tax loss carryforwards, and nonoperating temporary differences.

The Company recognized deferred income and social contribution tax credits in the amount of R$224,845, based on the existence of deferred income and social contribution tax liabilities, related to the revaluation reserve, which ensures realization in approximately 11 years.

Tax credits by estimated realizable dates, are as follows:

Year	Recorded tax credits - R$ 09/30/03	Recorded tax credits - R$ 06/30/03
2003	3,620	7,186
2004	14,478	14,372
2005	14,478	14,372
2006	14,478	14,372
2007	14,478	14,372
2008 to 2011	57,912	57,488
2012 to 2014	105,401	106,353
Total	224,845	228,515

The reconciliation of income and social contribution taxes for the quarter and nine-month period ended September 30, 2003, between the official and effective rates, is as follows:

	R$			
	3rd quarter		Nine months - 2003	
	Income tax - 25%	Social contribution tax - 9%	Income tax - 25%	Social contribution tax - 9%
Tax effect on:				
Income before taxes	(2,100)	(757)	(27,422)	(9,873)
Permanent exclusions (additions):				
Equity in subsidiaries, net of provisions	2,766	996	27,939	10,058
Realization of revaluation reserve	(3,400)	(1,224)	(8,685)	(3,127)
Other exclusions, mainly exchange variation deferral for tax purposes	2,734	985	8,168	2,942
Tax expense (credit) at end of period	-	-	-	-
Realization of deferred income tax at end of period, net	-	-	-	-
Credit for the period - deferred tax	-	-	-	-

6. INVESTMENTS

a) Changes in investments for the quarter are summarized as follows:

	R$			
	In subsidiaries			
	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	Other investments	Total
Balance June 30, 2003	637	130,731	4,792	136,160
Equity in subsidiaries	209	(2,724)	-	(2,515)
Reversal of reserve for losses	-	-	458	458
Balance September 30, 2003	846	128,007	5,250	134,103

Effective December 31, 2002, direct and indirect investments in CST have been transferred to noncurrent assets, in view of the decision to sell such investment.

The realizable value per thousand shares, regardless of class, of CST, based on the bid for joint purchase by Arcelor and Companhia Vale de Rio Doce, already widely publicized (see Note 1) is US$ 22.66 per thousand shares, equivalent, as of September 30, 2003, to R$66.24. The other investees do not have shares traded on stock exchanges.

CST made a revaluation of property, plant and equipment in March 1999, and the respective increase in assets is reflected in the Company's shareholders' equity as revaluation reserves, in the net amount, as of September 30, 2003, of R$42,094 (R$42,783 as of June 30, 2003). The effects recorded by the Company in the results of operations, net of taxes, represented by depreciation and write-off of the revalued assets, are R$689 for the quarter ended September 30, 2003 (R$3,169 for the 3rd quarter of 2002).

A substantial part of the original revaluation reserve in that investee was realized in the 2nd quarter of 2003, due to the sale of CST shares, as mentioned in Note 1.

The subsidiary Acesita International Ltd. has a deficiency in net assets of R$30,049 as of September 30, 2003 (R$32,821 as of June 30, 2003), classified in long-term liabilities, as "Other". Equity pick-up for the third quarter of 2003 was income of R$2,772 (loss of R$16,552 for the 3rd quarter of 2002).

Changes in investments held for sale for the quarter and nine-month period are as follows:

	R$				
	Aços Planos do Sul S.A.	Companhia Siderúrgica de Tubarão - CST	APSL ONPN Participações S.A.	APSL Arcelor Participações S.A.	Total
Balance as of December 31, 2002	603,182	24,666	-	-	627,848
Purchase of shares	-	2,560	-	-	2,560
Equity pick-up	52,535	3,548	-	-	56,083
Spin-off on 03/31/03	(454,665)	-	161,288	293,377	-
Balance as of March 31, 2003	201,052	30,774	161,288	293,377	686,491
Less - Transfer to current assets (1)	-	(30,774)	(161,288)	(293,377)	(485,439)
Noncurrent assets	201,052	-	-	-	201,052
Equity pick-up	19,920	-	-	-	19,920
Recognition of allowance for adjustment to market value	(32,698)	-	-	-	(32,698)
Balance as of June 30, 2003	188,274	-	-	-	188,274
Equity pick-up	10,808	-	-	-	10,808
Recognition of allowance for adjustment to market value	(5,241)	-	-	-	(5,241)
Dividends and interest on capital received	(16,557)	-	-	-	(16,557)
Balance as of September 30, 2003	177,284	-	-	-	177,284

(1) Investments sold on April 24, 2003 (see Note 1).

b) As of September 30, 2003, the Company's balances and transactions with affiliated companies are as follows:

	R$					
	Assets			Liabilities		
	Receivables from affiliated companies	Accounts receivable and other	Total	Payables to affiliated companies	Foreign suppliers, loans and other	Total
Arcelor Group	-	44	44	-	31	31
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	33,288	33,288	5,597	27	5,624
Acesita International Ltd.	201,608	-	201,608	31,034	46,610	77,644
Acesita Energética Ltda.	-	-	-	7,946	461	8,407
Preservar Madeira Reflorestada Ltda.	-	1,961	1,961	-	95	95
Acesita Centros de Serviços Ltda.	3,116	11,383	14,499	-	1,042	1,042
Aços Planos do Sul S.A.		61	61	-	-	-
Inox Tubos S.A.	-	1,280	1,280	-	45	45
Total - 9/30/03	204,724	48,017	252,741	44,577	48,311	92,888
Total - 6/30/03	219,957	50,910	270,867	44,577	50,420	95,161

	R$				
	Results of operations				
	Revenue/income			Expenses/costs	
	Sales	Financial income and exchange variations	Total	Financial expenses and exchange variations	Purchases
Arcelor Group	-	48	48	11	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	32,266	-	32,266	84	395
Acesita International Ltd.	-	(1,009)	(1,009)	46,835	-
CST	1	-	1	-	351
Inoxtubos S.A.	13,824	-	13,824	-	340
Acesita Centros de Serviços Ltda.	-	172	172	20	3,440
Preservar	-	-	-	-	368
Acesita Energética Ltda.	-	36	36	22	5,893
Total - third quarter 2003	46,091	(753)	45,338	46,972	10,787
Total - third quarter 2002	47,359	6,558	53,917	55,313	7,672

	Sales	Financial income and exchange variations	Total	Financial expenses and exchange variations	Purchases
Grupo Arcelor	-	1,029	1,029	23,598	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	101,340	-	101,340	249	628
Acesita International Ltd.	-	11,857	11,857	108,106	-
CST	1	-	1	-	764
Inoxtubos S. A.	47,559	-	47,559	-	857
Acesita Centros de Serviços Ltda	-	172	172	20	8,169
Preservar	-	-	-	-	1,056
Acesita Energética Ltda.	-	50	50	541	16,418
Total - nine-month period ended 9/30/2003	148,900	13,108	162,008	132,514	27,892
Total - nine-month period ended 9/30/2002	119,768	9,888	129,656	76,902	25,157

The controlling shareholders subscribed to 38,872 debentures related to the issue on December 1, 2002, equivalent to R$399,994 at the unit subscription price. These debentures were redeemed in advance on April 25, 2003, as described in Note 9. Financial expenses related to this issue totaled R$47,161 for the nine-month period ended September 30, 2003, included solely in the first and second quarters of 2003.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed.

c) Guarantees

As of September 30, 2003, the Company had provided guarantees on behalf of affiliated companies in the amount of R$59,683 (R$70,097 as of June 30, 2003). Additionally, as of the same date, the Company had guarantees granted on behalf of Sifco S.A. and its subsidiaries, sold in 2002, in the amount of R$270 (R$2,035 as of June 30, 2003).

7. PROPERTY, PLANT AND EQUIPMENT

	R$		Estimated remaining useful lives (years)
	09/30/03	06/30/03	
In operation:			
Buildings and installations	442,526	441,881	5 to 50
Industrial equipment and distribution systems	2,129,328	2,115,108	5 to 40
Vehicles, furniture and fixtures, and tools	33,029	32,598	5 to 10
Other	61,191	60,371	Various
	2,666,074	2,649,958	
Accumulated depreciation and depletion	(903,736)	(871,736)	
Land	6,103	6,103	
Advances to suppliers	3,453	16,875	
Construction in progress	5,689	4,315	
Imports in transit	115	143	
Total	1,777,698	1,805,658	

As of September 30, 2003, the revaluation increment, recorded in property, plant and equipment, amounts to R$682,250 (R$694,806 as of June 30, 2003). Depreciation of the revaluation increment for the quarter and nine-month period ended September 30, 2003 was R$12,556 and R$33,698, respectively.

As of September 30, 2003, the Company had R$487,647 (R$456,528 as of June 30, 2003) of land, buildings and equipment pledged as collateral.

8. LOANS AND FINANCING

	Annual weighted-average interest (%)		R$	
	09/30/03	06/30/03	09/30/03	06/30/03
Foreign currency:				
Advances on exchange contracts and export financing	7.60	7.70	705,447	579,823
Securitization of receivables	8.96	8.96	189,687	225,428
Raw materials and spare parts	4.98	4.31	65,675	49,936
Property additions	5.42	5.42	112,984	119,637
Eurobonds	11.13	11.13	212,335	202,922
Working capital and other	6.62	6.96	213,754	280,393
			1,499,882	1,458,139
Local currency:				
Property additions	10.54	10.64	1,700	1,775
Working capital and other	17.08	19.55	156,826	209,506
			158,526	211,281
			1,658,408	1,669,420
Less - Current portion			(860,680)	(995,298)
Long-term portion			797,728	674,122

Loans in foreign currency are principally denominated in U.S. dollars.

Eurobonds - Financing through the Eurobond issue matures in 2004.

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved at the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsche Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to the Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsche Bank to third parties, whichever occurs first. As of September 30, 2003 and June 30, 2003, guarantee deposits with Deutsche Bank amount to R$93,107 (US$31,849,000) and R$102,364 (US$35,642,000), respectively.

Securitization of receivables - In August 2000, the Company performed receivables securitization transactions by the issuance of certificates, in the original amount of R$273,060, equivalent to US$150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul and other qualified customers, are made through its specific-purpose entity located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. For the quarter and nine-month period ended September 30, 2003, exports through Stainless Overseas amounted to R$234,169 and R$596,522, respectively (R$213,672 and R$354,782 for the quarter and nine-month period ended September 30, 2002, respectively), of which R$125,938 and R$354,382, respectively, were made with Arcelor Group companies (R$145,905 and R$232,758, respectively, for the quarter and nine-month period ended September 30, 2002). As of September 30, 2003, the balance payable on this transaction is R$210,718 (R$233,609 as of June 30, 2003) classified under Securitization of receivables, less R$27,407 (R$26,340 as of June 30, 2003) referring to foreign exchange released, linked to this operation.

Export financing - During the third quarter of 2003, the Company obtained export financing denominated in U.S. dollars in the total amount of R$231,791 (US$77 million) at annual weighed-average interest of 8.96%. These transactions have grace periods from 12 to 38 months and maturities from 12 to 85 months.

Other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collateralized by equipment.

As of September 30, 2003, temporary cash investments earmarked exclusively for loan payments, in the amount of R$7,361 (R$9,417 as of June 30, 2003), were deposited in a restricted bank account, classified as a reduction of the related debt.

The long-term portion matures as follows:

	R$	
Year	09/30/03	06/30/03
2004	302,745	385,384
2005	180,703	168,727
2006	112,289	63,965
2007	102,698	38,606
2008	38,856	9,038
After 2008	60,437	8,402
	797,728	674,122

9. DEBENTURES

	R$	
	09/30/03	06/30/03
December 1, 2002 issue	40,038	38,467
Less - Current portion	(7,208)	(5,637)
Long-term portion	32,830	32,830

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, at a face value of R$10,000.00 each, totaling R$800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, payable annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the early redemption, in total or in part, of the debentures. Debentureholders not agreeing with possible new conditions to be established by the Board will be entitled, within a period of five business days from the publication of the "Notice to Debentureholders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures, resulting from the option to sell exercised by debentureholders, may be cancelled, held in treasury or reissued in the market.

This issue was subject to the placement of at least 40,000 debentures, a quantity reached at the time of the issue. As of March 31, 2003, there were 42,455 debentures of this issue outstanding in the market.

On April 11, 2003, the Company's Board of Directors decided to end the public offering of these debentures and to cancel the 37,545 debentures not placed through that date.

Additionally, in April 2003, the Company offered debentureholders the right to early redemption of these debentures. Investors holding 39,172 debentures accepted this offer, and the Company, on April 24 and 28, liquidated this balance; 3,283 debentures are still outstanding in the market. Redeemed debentures are held in treasury.

10. INCOME AND OTHER TAXES IN LITIGATION

	R$	
	09/30/03	06/30/03
Income tax	40,269	39,462
Social contribution tax	14,417	14,210
PIS (tax on revenue)	39,198	38,141
INSS (social security charges related to independent contractors)	1,020	943
Other	402	388
	95,306	93,144

The Company is a party to pending litigation challenging the legal aspects of certain taxes, and has escrow deposits related to these taxes and part of the contingencies mentioned in Note 11, in the amount of approximately R$122,122 as of September 30, 2003 (R$116,891 as of June 30, 2003).

These lawsuits are related to the following principal issues:

- Income and social contribution taxes - Related to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% annual limit, and the criteria defined by the tax legislation in force, which is being challenged.

- PIS (tax on revenue) - Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws No. 2,445/88 and 2,449/88, were in effect.

11. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, with various courts and governmental agencies. In addition, a reorganization reserve was recognized in order to cover costs related to a reduction in personnel.

Management, based on information provided by its legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	R$	
	09/30/03	06/30/03
Tax	17,323	16,333
Labor	9,096	7,098
Civil	8,236	7,814
Total	34,655	31,245

These reserves refer to the following principal issues:

Tax:

- Social contribution tax - Litigation on attorney fee awards from a lawsuit previously settled, estimated at R$2,395 (R$2,285 as of June 30, 2003).

- ICMS (State VAT) - Refers substantially to a reserve to cover possible losses from a number of lawsuits filed by state tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. As of September 30, 2003, the recognized reserve amounted to R$10,493 (R$9,744 as of June 30, 2003).

- Other - Refers substantially to reserves to cover losses from compulsory fees, increases in rates determined by government agencies and similar, totaling R$4,435 (R$4,304 as of June 30, 2003).

Labor:

- The Company is a defendant in a number of labor claims, involving moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover losses from these contingencies in the amount of R$9,096 (R$7,098 as of June 30, 2003).

Civil:

- The Company is a defendant in a number of civil lawsuits, involving moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$8,236 (R$7,814 as of June 30, 2003) to cover losses arising from these lawsuits.

Additionally, the Company is a defendant in other actions, principally related to social security charges, estimated at R$40,177 (R$37,157 as of June 30, 2003). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to predict, management did not recognize a reserve.

As of September 30, 2003, inventories of finished products in the amount of approximately R$54,210 (R$54,210 as of June 30, 2003), were pledged as collateral for administrative and legal proceedings in progress.

12. SHAREHOLDERS' EQUITY

Changes in shareholders' equity for the quarter were as follows:

	R$			
	06/30/03	Net Income for the quarter	Realization of revaluation reserve	09/30/03
Paid-up capital	901,921	-	-	901,921
Capital reserve				
Investment grants	3,948	-	-	3,948
Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	501,355	-	(8,976)	492,379
Accumulated deficit	(464,176)	8,401	8,976	(446,799)
Total shareholders' equity	939,111	8,401	-	947,512

13. NONOPERATING EXPENSE, NET

Nonoperating expense, net, for the nine-month period ended September 30, 2003, in the amount of R$53,717, is substantially represented by the net effect of the sale of the shares of Companhia Siderúrgica de Tubarão - CST, not linked to the shareholders' agreement (see Note 1) and by the expense related to the allowance to adjust the remaining investment in CST to estimated realizable value (see Note 6).

14. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension plans, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security.

Company contributions for the quarter and nine-month period ended September 30, 2003 amounted to R$1,059 and R$3,125, respectively (R$907 and R$2,769 for the quarter and nine-month period ended September 2002), for Aceprev, and R$16 and R$47 (R$11 and R$32 for the quarter and nine-month ended September 2002), respectively, for Plano de Seguridade Acesita.

Both plans have a surplus. However, since the criteria and expectations for reimbursement or reduction of future contributions of the sponsor are not clearly defined, and the actuarial surplus amount which might be recovered by the sponsor is still uncertain, the Company elected not to recognize these actuarial assets in its financial statements.

15. FINANCIAL INSTRUMENTS

The Company has financial instruments, represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and operates with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts currency/interest swap transactions (principally US$ for CDI - interbank deposit rates), in addition to having receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of September 30, 2003, was R$556,332 (US$190,303,000) (R$645,947 - US$224,912,000 as of June 30, 2003), with scheduled maturities as follows:

Year	R$ 09/30/03	R$ 06/30/03
2003	22,048	129,920
2004	522,205	504,288
2005	8,218	7,986
2006	3,861	3,753
	556,332	645,947

As of September 30, 2003, the balance of differentials related to these instruments was a net payable of R$47,098 (payable of R$55,613 as of June 30, 2003), of which R$26,605 (payable of R$23,218 as of June 30, 2003) is classified in current and long-term liabilities, according to maturity dates, and R$20,493 (payable of R$32,395 as of June 30, 2003) was classified as a part of loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract.

The net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value - R$ 09/30/03	Book value - R$ 06/30/03
Cash and cash equivalents	119	326
Accounts receivable and other	307,848	309,686
Suppliers and other payables	(208,693)	(152,586)
Loans, without swap differential effects	(1,479,389)	(1,425,744)
Swap transactions, net	556,332	645,947
Net exposure	(823,783)	(622,371)

As of September 30, 2003, financial instrument book values which differ significantly from market values, including current and long-term portions, are as follows:

	R$ Book value	R$ Market value
Liabilities:		
Loans	1,658,408	1,634,244
Swap transactions:		
Differentials receivable (payable)	(26,605)	(12,295)

The investment in the jointly-controlled subsidiary CST is recorded at market value, based on the amount defined for the sale of the shares, regardless of class, as mentioned in Note 1, of US$22.66, equivalent to R$66.24 per thousand shares.

Market value was not estimated for investments in closely-held companies, which do not have shares traded on stock exchanges.

The market value of loans, swaps and debentures was determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's methodologies. Estimated amounts do not necessarily represent the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and valuation methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales on account are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales on account. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

16. INSURANCE

The Company has insurance for its principal assets in amounts considered sufficient by management to cover possible losses. As of September 30, 2003, coverage for the industrial facilities and production interruptions is R$1,023,190.

17. SUBSEQUENT EVENT

On October 20 and 21, 2003, the Company published a "Relevant Event" reporting the Board of Directors' decision to submit to an Extraordinary Shareholders' Meeting the recommendation for approval of the merger of the net assets originating from a partial spin-off of its subsidiary Acesita Centros de Serviços Ltda.

The shareholders' meeting will be convened in compliance with the terms set forth in the bylaws.

This merger is due to the fact that there is no strategic and corporate basis to justify the maintenance of Celqui - a unit of Acesita Centros de Serviços Ltda. - as an independent structure of the Company, confirmed by the fact that Celqui's activities were fully integrated with the Company's industrial operations.

Implementation costs for this transaction are of an administrative nature and will not have significant effects. Net assets to be merged at book value are estimated at one thousand Brazilian reais (R$1,000.00). Therefore, there will no gain or loss on this merger. This transaction will not generate any change in the number of the Company's shares nor in their composition by type and class of share.

OPERATIONAL PERFORMANCE

Sales

Acesita has maintained a good sales performance in the quarter, with total steel sales of 181,300 tons, a volume in line with that in previous quarters, based on the new industrial configuration established in the third quarter of 2002. Sales volume was 5.3% up on the previous quarter (2Q03) and 3.5% lower than in the third quarter of 2002. Of particular note is the increased proportion of stainless steel as a percentage of volume sold, accounting for 55.4% of total sales volume, recording an increase of 9,800 tons, compared to the volume sold in 2Q03.

Sales accumulated in the period from January to the end of September amounted to 510,300 tons, down just 0.8% in relation to the same period in 2002, when mechanical bars were still included in the company's product mix. From 1st July 2002, liquid steel, previously used for the production of mechanical bars, was transferred to the manufacturing of steel products with a higher aggregate value. Since then, 467,000 tons of stainless steel have been sold, a monthly average increase of 10,000 tons for this product.

Despite the slowdown in the stainless steel markets, largely due to the high inventory levels in the industry, the market maintained its customarily high demand levels for this product usually seen in the third quarter. In local markets, Acesita's total sales amounted to 110,500 tons, down 15.9% compared to the third quarter of 2002, basically reflecting the low level of activity in the Brazilian economy. On the other hand, sales to external markets increased by 25.5% over the same period, amounting to 70,800 tons.

Sales Mix in 3Q03 - Volume


OTHERS
10,2%
CARBON/
ALLOYS
14.9%
STAINLESS
55.4%
Silicon NOG
16.3%
Silicon OG
3.2%
International
Market
66.8%
Domestic
Market
33.2%

The company expanded its exports based on a strategy of maintaining focus on the production and sale of specialty steels, particularly stainless. And as a consequence, enlarging its presence in external markets, seeing that total demand in Brazil for this product is less than Acesita's production capacity. As a result, Acesita's stainless steel exports accounted for 67% of total sales volume for this product, exceeding domestic sales of stainless steel for the fifth quarter running. The company's ability to expand its international sales is clear proof of the competitiveness and quality of its products, seeing that world stainless steel markets are currently suffering from an excess of supply over demand.


Stainless Exports Breakdown
Jan. to Sep./03
Others
5%
South Am.
12%
Asia
60%
North / Central
America
10%
Europe
13%

Exports in the quarter increased by 25.5% in relation to the same period a year earlier, amounting to 70,800 tons. Taking the first three quarters of the year (9M03), total accumulated export volume in the period was up 64.5%, year-over-year.

Market and Prices

The prices in the local market, mirroring the trend observed in international markets, remained stable compared to the previous quarter. The fluctuations seen in Acesita's sales prices refer basically to alterations in the company's product mix, in its various product lines.

The slow demand in international markets and the excess supply of stainless steel, Acesita's main export product, has been keeping product prices below their historic average. However, Acesita continues to direct a significant portion of its exports to Asian markets, currently one of the most competitive in the world.

Net Operating Revenues

Despite the adverse market scenario, Acesita's good sales performance and its sales of products with a higher aggregate value - stainless and silicon steels accounted for 75% of the volume sold -, ensured the company's satisfactory net revenue performance in the quarter, which amounted to R$ 556.3 million. Revenues were up 11.5% compared to the same period in 2002 and 3.7% higher in relation to the previous quarter.

Taking the good performance in the quarter, net accumulated operating revenues for the year to date amounted to R$ 1,634.1 million, up 40.0% in relation to the first nine months of 2002 (9M02). This figure confirmed the company's revenue expectations of R$ 2 billion for the full year.

Since the implementation of the company's current industrial and sales structure, export revenues have gained greater importance in relation to total sales. In the period from January to end-September, export sales amounted to R$ 671.8 million, accounting for 41.1% of total net revenues.


Sales Volume
(1,000 tons)
150
176
188
156
157
172
181
30
29
34
57
30
30
35
71
34
37
94
20
33
92
23
33
90
30
32
91
27
35
100
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
Net Revenues
(R$ million)
302
367
499
530
541
537
556
60
184
64
236
73
369
78
407
79
411
69
400
76
415
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
Stainless Steel
Silicon Steel
Carbon & Alloys
Bars
Others

The higher volume of stainless steel sales, due to the growth in exports (an increase of 31.3% on the volume exported in 2Q03), compensated for the fallback in the average product sales price. As a result, the segment saw revenue increase by 3.7% on the previous quarter, and 12.5% compared to the same period in 2002. Stainless steel sales accounted for 74.6% of net revenues in the quarter, and 75.1% of the revenues accumulated in the first nine months of the year.

Silicon steels, also considered specialty steels and an important focus of Acesita's business, accounted for net revenues of R$76.3 million in the quarter and R$224.2 million accumulated in the year to end-September, accounting for 13.7% of the company's total revenues in both periods. The demand for grain-oriented silicon steels has remained weak, seeing that the main consumer of this product is the electricity sector and there are currently no significant ongoing investments in this area in Brazil. Non grain-oriented silicon steels have experienced stronger demand, especially on the part of the motors and compressors manufacturing industries.

In the carbon steels/alloys segment, Acesita sells differentiated products with a higher aggregate value than the standard product, catering to a local niche market with specific requirements for special alloys, such as the agricultural and re-rolling sectors. These steels represent an addition to the company's production line and an alternative product mix in its search for optimizing earnings, having accounted for 6.3% of total net revenues in the quarter, as well as in the first nine months of the year.

<u>Gross Earnings</u>

Acesita reported gross earnings in the quarter of R$ 134.1 million, on a gross margin of 24.1%. In the period January to end-September, gross earnings amounted to R$ 434.9 million, on margin of 26.6%.

Nickel, the principal cost item in the production of stainless steel, saw a 22% increase in price in the quarter, weighing heavily on the company's cost of goods sold (cogs). This input has risen by 67%, in the year with its price rising to US$11,880.00/ton as at 31 October 2003, putting strong pressure on the cost base for stainless steel producers throughout the world. The rise in the price of this input, the weak global demand and the excess supply of this product over demand, has had the effect of squeezing stainless steel producer margins everywhere.

While most of Acesita's sales incorporate a mechanism to make adjustments for variations in alloy prices in the price of stainless steel (alloy surcharge), there is a time-lag between accounting for changes in production cost and passing them on to end-prices through the alloy surcharge; this time-lag caused a temporary further squeezing of operating margins.

Acesita has one of the most competitive stainless steel production costs in the world, which enables it to face the current adverse conditions in the market and still obtain good results. As the current industrial structure builds in stringent cost controls, Acesita confirms that it is well prepared to reap extensive benefits the moment that the current market cycle sees an upturn.

Operational Cash Generation- EBITDA

Acesita's operational cash generation in the quarter amounted to R$ 107.6 million, up 7.9% in relation to the previous quarter. This was based on EBITDA margin of 19.3%, a slight recovery in relation to the previous quarter.

Acesita obtained a good operational result in the quarter, despite the increases seen in input costs at this depressed moment in local and international markets, and the weak prices currently prevailing.


EBITDA (R$ million)
EBITDA Margin (%)
15.7%
19.9%
31.1%
29.5%
27.9%
18.6%
19.3%
47.5
72.9
165.3
156.2
151.2
99.8
107.6
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03

FINANCIAL RESULT

Financial expenses in the quarter, net of financial revenues and disregarding monetary variation, amounted to R$ 50.0 million, down 52.8% in relation to the same period in 2002 and down 34.9% in relation to the second quarter 2003 (2Q03). This performance is evidence of Acesita's improved financial situation after the first measures taken to restructure the company's debt profile. The lower financial expenses in the period reflect a reduction in the level of debt after the receipt of the proceeds from the partial sale of the company's stake in CST on 24 April 2003 and a reduction in the average cost of debt, as a result of the base rate cuts and the company's most recent loan operations, agreed at lower rates.

Net monetary variation in the quarter produced a negative effect of R$ 26.4 million, as a result of the 1.8% variation in the exchange rate (R$ vs. US$), on the company's foreign currency-denominated debt and the result of swap operations (exchange-rate hedge). In the first nine months of the year, the appreciation of the real against the dollar reached 17,3%, thus increasing in R$12,1 million the results by means of a net positive monetary variation. This situation was the opposite of what had occurred in the same period of last year, when the real was devalued by 67,8%, thus affecting the results in R$370, million by means of a net negative monetary variation. The negative impact in the swap transactions must be taken into account since the CDI rate variation in the first nine months of the year exceeded the foreign exchange variation (asset vs. liability).

Although the coverage index from an accounting standpoint has seen a gradual reduction, the company will maintain its policy of hedging a minimum of 70% of its dollar-denominated debt, excluding the portion of debt which is secured on export receivables, with a view to protecting its cash flow and maintaining the integrity of the company.

The position as at 30 September showed a net indebtedness of R$ 1,497 million (including data from subsidiary Acesita International and deducting hedge operations - swap/margin account), a drop of 33.2% (R$ 743 million) in the first nine months of the year. Compared to the net debt position at the end of September 2002, this represented a drop of 42.2% (R$1,092 million). This reduction in indebtedness reflects the company's strategy of equating its debt levels to the new operational performance achieved after the completion of its investments in the Timóteo plant. The current operational structure has permitted higher levels of cash generation and Acesita's payment capacity indicators and debt ratios are now compatible with the average for the Brazilian steel sector.

After the sale of assets outside its core business focus, and the use of the sale proceeds to reduce debt levels, Acesita has been working to extend its average debt term and the cost of its remaining debt. In September, the company appointed an international bank to lead a syndicate for the structuring of a US$ 125 million export prepayment operation. The payment conditions, still under discussion, are likely to involve a term of 3 years with a 1-year grace period.

The concentration of short-term debt has already been reduced to 51.1% of the total, compared to 58.6% at the end of the previous quarter, due to two export related loans carried out in August by the company to raise US$ 67 million, with an average term of more than 4 years. It is expected that the ongoing financial operations, currently under negotiation, will be concluded by the end of the year. As a result, approximately 65% of Acesita's debt will then be of a long-term nature.

NET RESULT

Acesita reported positive net earnings in the quarter of R$ 8.4 million, accumulating net earnings of R$ 109.7 million in the first nine months of the year. This is the fourth consecutive quarter for which the company has been able to report a net profit.

The market for stainless steel has remained sluggish both domestically and internationally. The prices of this product are currently at a cyclical historic low. On the other hand, the price of nickel, one of the main inputs for the production of stainless steel, is at its historical peak. Bearing in mind the adverse scenario, Acesita's result was very positive, confirming that the company is well prepared for the moment when its market sees an upturn.

INVESTMENTS (CAPEX)

R$4.5 million was invested in the quarter, in accordance with the strategic plan of limiting investments to maintaining industrial competitiveness. Investments in the first nine months of year amounted to R$18.7 million.

OUTLOOK

General expectations for the start of a recovery in the Brazilian economy should have a positive effect on the market for steel products in 2004. For the fourth quarter 2003, however, it is expected that demand and prices will remain at similar levels to those seen in the third quarter.

In the stainless steel segment, China's stocks remain high, which could postpone the recovery of international prices. While there is no certainty as to how long this scenario is likely to continue, it is expected that that country will continue to experience high levels of economic growth, with a consequent strong demand for steel products, at least until the Olympic Games in 2008.
